Finacea(TM) 15% Gel approved in EU countries as new treatment for rosacea

Berlin, December 12, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) has received approval from 15 European countries to market Finacea(TM) 15% Gel (azelaic acid 15 % gel) for the topical treatment of papulopustular rosacea. Rosacea is a chronic dermatological disease. In three multicenter studies, including 915 patients with moderate rosacea, Finacea(TM) 15% Gel was proven to be highly effective.

"Following the successful introduction of Finacea(TM) 15% Gel in the U.S., we are very pleased that we can now make this innovative treatment available to patients in Europe as well. We believe that in total some 13 million Europeans are suffering from rosacea", said Prof. Dr. Wolfgang Kehr, Head of Dermatology at Schering. "The launch of Finacea(TM) 15% Gel throughout Europe is a further important step to globalize our Dermatology business.
We are confident that we will see a strong performance in Europe similar to the U.S., where the product achieved approximately 23% of new prescriptions by dermatologists for the treatment of rosacea within six months after launch."

About the Studies

Finacea(TM) 15% Gel, applied twice daily, proved to be significantly more effective than both its vehicle (two studies) and the current gold standard metronidazole 0.75% gel (one study) in reducing inflammatory lesion counts and erythema severity, as evaluated in 3 multicenter, randomized, double-blind studies involving a total of 915 patients with moderate papulopustular rosacea.

About Rosacea

Rosacea, characterized by initial episodic reddening and later persistent redness and inflammatory lesions, is believed to affect approximately 13 million European adults between the ages of 30 and 50; however, physicians estimate this number may be higher. In many cases, people who suffer from rosacea are unaware of the condition and do not seek medical treatment in its early stages. While rosacea can affect anyone, fair-skinned individuals are more susceptible to the disease. People who have a family history of rosacea or tendency to flush or blush easily are also more at risk for the disease. Women are more likely than men to have rosacea, although the disease is often more severe in men. (For further information: www.rosacea.dermis.net)

About the product

Finacea(TM) 15% Gel contains 15 % azelaic acid, a naturally occurring substance with anti-inflammatory and comedolytic activity and very low toxicity. As Schering's second generation azelaic acid product, it is an innovative alcohol-free, aqueous gel formulation with favorable drug penetration. The product has excellent application properties and has been shown to be suitable for treatment over several months.

The drug was initially approved in 2002 in 15 EU countries for the relief of mild to moderate papular-pustular acne of the facial area and is already marketed as Skinoren(R) 15% Gel in Germany, Poland, Switzerland, Finland and South Africa. (For further information: www.azelaic-acid.com)

In the U.S., Schering's subsidiary Berlex Laboratories launched Finacea(TM) in the first quarter of 2003 for topical treatment of the inflammatory papules and pustules of mild to moderate rosacea following the marketing approval from the U.S. Food and Drug Administration (FDA) in December 2002. The trade name of the product in Germany and Finland is Skinoren(R) 15% Gel.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Pharma: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de


Find additional information at: www.schering.de/eng